June 13, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Attention:  Mr. H. Roger Schwall

Re:	Clayton Williams Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
filed March 14, 2008 (File No. 1-10924)
Definitive Proxy Statement on Schedule 14A filed March 25, 2008 (File No. 1-10924)
Form 10-Q for Fiscal Quarter Ended March 31, 2008 filed May 9, 2008 (File No. 1-10924)

Dear Mr. Schwall:

As discussed with the staff of the Securities and Exchange Commission (the “Staff”) on June 11, 2008, the Company hereby respectfully submits the following supplemental information relating to comment number 4 of the Comment Letter dated May 29, 2008. For your convenience, we have repeated the comment of the Staff exactly as it appears in the Comment Letter and provided the Company’s response below the comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

Oil and Gas Properties, page F-8

4.
Tell us the reasons you have not included disclosure about your DD&A accounting policy under the full cost methodology prescribed in Regulation S-X Rule 4-10(c)(3)(i) in the LP filings of entities over  which you are the GP or which you otherwise control; and indicate how you will resolve the absence of such disclosure.

Please be sure to address the related disclosures provided by the companies, listed as subsidiaries in your Exhibit 21, in conjunction with your reply.

SOUTHWEST OIL & GAS INCOME FUND IX-A LP (CIK 847320)
SOUTHWEST OIL & GAS INCOME FUND VII-A LP (CIK 808028)
SOUTHWEST OIL & GAS INCOME FUND VIII-A LP (CIK 825881)
SOUTHWEST OIL & GAS INCOME FUND X-A LP (CIK 859905)
SOUTHWEST OIL & GAS INCOME FUND X-B LP (CIK 859906)
SOUTHWEST ROYALTIES INC INCOME FUND V (CIK 782149)

Securities and Exchange Commission

June 13, 2008

SOUTHWEST ROYALTIES INC INCOME FUND VI (CIK 796489)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND IX-B LP (CIK 847384)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND VII-B LP (CIK 810117)
SOUTHWEST ROYATLIES INSTITUTIONAL INCOME FUND VIII-B LP (CIK 825886)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND X-A LP (CIK 859910)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND X-B LP (CIK 85991)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND X-C LP (CIK 887426)

Response:

We note the Staff’s comment. We will add disclosure in future filings clarifying for each Partnership’s DD&A policy under full cost accounting methodology.  This disclosure will indicate that the Partnership’s capitalized costs of all evaluated properties (including costs of unsuccessful drilling efforts) within each cost center are amortized on the unit-of-production basis using total proved reserves for that cost center.  We note that all cost centers for these Partnerships are located within the United States.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings, that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us with any further questions or comments.

Sincerely,

/s/ Mel G. Riggs
Mel G. Riggs
Senior Vice President and
Chief Financial Officer

cc:           Nabil Nehme (KPMG LLP)
William R. Volk (Vinson & Elkins L.L.P.)